Exhibit 1.3

18 November 2014

Dear QLI Shareholders:

Amendment to terms of Tender Offer for 718,959,368 QLI Shares, including shares represented by GDRs, representing approximately 63.72 per cent. of the Issued and Outstanding Share
Capital of the Company

Reference is made to the tender offer document, dated 28 October 2014, pursuant to which (Y.Z) Queenco Ltd. (the “Offeror”) offered to purchase 718,959,368 ordinary shares of Queenco Leisure International Ltd. (the “Tender Offer Document”). This letter shall be read together with the original Tender Offer Document and capitalized terms used but not defined in this letter shall have the meaning ascribed to them in the Tender Offer Document.

The Offeror hereby notifies QLI shareholders that it has amended the terms of the Offer set forth in the Tender Offer Document (the “Amended Terms”).

Under the Amended Terms, the Offeror is offering to purchase all QLI Shares not already owned by the Offeror or its wholly owned subsidiary Shahar Hamillennium, in consideration for 0.29 of an Offeror Share for each tendered QLI Share (instead of 0.272 of an Offeror Share). In terms of percentage interest, under the Amended Terms, every 1 per cent of the issued and outstanding share capital of QLI held by a QLI Shareholder shall entitle such QLI Shareholder to Offeror Shares equal to 1.116 per cent of the equity rights (calculated including treasury shares) and 1.144 per cent of the voting rights in the Offeror following consummation of the Tender Offer (instead of 1.095 per cent and 1.124 per cent, respectively).

Under the Amended Terms, the aggregate consideration offered for all QLI Shares and QLI GDRs validly tendered or otherwise transferred to the Offeror (assuming the Offer is duly accepted and consummated) will consist of 208,836,709 Offeror Shares (instead of 195,708,474 Offeror Shares), representing 71.1% of the equity rights (calculated including treasury shares) and 72.9% of the voting rights of the Offeror following consummation of the Tender Offer (subject to the terms hereof and of the Tender Offer Document). If, prior to consummation of the Offer, the Offeror issues shares, the amount of Offeror Shares issued hereunder shall be increased such that the terms set forth under the immediately preceding paragraph shall be met.

Except as set forth in this letter, the terms of the Offer and the Tender Offer Document remain unchanged.

The deadline for tendering of the QLI GDRs to the Tender Agent is 5:00 pm New York time, on 21 November 2014 (for GDRs) and the deadline for tendering of the QLI Shares to the Offeror is 5:00 pm London time, 7:00 pm Israeli time, 12:00 noontime New York time, on 26 November 2014.

Requests for additional information and questions regarding the Offer may be addressed to the Offeror’s general counsel, Mr. Guy Sigura, at +972-3-7566555.

Yours Faithfully,

(Y.Z) Queenco Ltd.

11 MENAHEM BEGIN ST. 30 FLOOR RAMAT-GAN, ISRAEL רח' מנחם בגין 11 קומה 30 רמת גן, ישראל
TEL: 972-3-7566555 FAX: 972-3-7566500 טל: 03-7566555 פקס: 03-7566500